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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                          CORAM HEALTHCARE CORPORATION

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE

                         (Title of Class of Securities)

                                    218103109

                                 (CUSIP Number)

                               FEBRUARY 29, 2000

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)
                           |X|      Rule 13d-1(c)
                           |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages


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--------------------------                   -----------------------------------
CUSIP NO.   218103109         13G                             Page 2  of 4 Pages
--------------------------                   -----------------------------------

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     1        NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Ann and Robert H. Lurie Family Foundation
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) / /
                                                                       (b) / /
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois
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                       5      SOLE VOTING POWER

      NUMBER                       3,403,300
    OF SHARES    ---------------------------------------------------------------
  BENEFICIALLY         6      SHARED VOTING POWER
    OWNED BY
      EACH                          zero
    REPORTING    ---------------------------------------------------------------
      PERSON           7      SOLE DISPOSITIVE POWER
       WITH
                                    3,403,300
                 ---------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                                    zero
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,403,300
--------------------------------------------------------------------------------
    10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)                                             / /
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
                       6.86%
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON (See Instructions)

                       OO (Illinois not-for-profit corporation)
--------------------------------------------------------------------------------

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CUSIP NO. 218103109               SCHEDULE 13G                  PAGE 3  OF 4


Item 1(a)         NAME OF ISSUER

                  This Schedule 13G relates to the common stock, par value $.001 per share, of Coram Healthcare Corporation, a Delaware corporation (the "Issuer"). The percentages contained herein are based upon there being 49,597,376 shares of Issuer common stock issued and outstanding as of November 10, 1999, as disclosed by the Issuer in its filings with the Securities and Exchange Commission.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1125 Seventeenth Street, Suite 2100
                  Denver, Colorado 80202

Item 2(a)         NAME OF PERSON FILING:

                  The Ann and Robert H. Lurie Family Foundation, a not-for-profit corporation formed under the laws of the state of Illinois which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code.

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business address of the Ann and Robert H. Lurie Family Foundation is Two N. Riverside Plaza, Suite 1500, Chicago, Illinois 60606.

Item 2(c)         CITIZENSHIP:

                  The Ann and Robert H. Lurie Family Foundation is incorporated under the laws of the State of Illinois.

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  common stock, par value $.001 per share, of the Issuer

Item 2(e)         CUSIP NUMBER:

                  218103109

Item 3. If this statement is filed pursuant to Rule 13d-1(d), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)      [  ]     broker or dealer registered under Section 15
                                    of the Act.
                  (b)      [  ]     bank as defined in Section 3(a)(6) of the
                                    Act.
                  (c)      [  ]     insurance company as defined in Section
                                    3(a)(19) of the Act.

                  (d)      [  ]     investment company registered under Section
                                    8 of the Investment Company Act.

                  (e)      [ ]      investment adviser in accordance with
                                    Rule 13d- 1(b)(1)(ii)(E).

                  (f)      [ ]      employee benefit Plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)      [ ]      parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)      [ ]      savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.

                  (i)      [ ]      church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.


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CUSIP NO. 218103109                 SCHEDULE 13G                PAGE 4 OF 4


                  (j)      [ ]      group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  As of March 21, 2000, the Ann and Robert H. Lurie Family Foundation owns 3,403,300 shares of Issuer common stock, or approximately 6.86% of the total number of share of Issuer common stock issued and outstanding.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notices of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  The undersigned hereby makes the following certification:

                  By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2000

                                                    /s/ Ann Lurie
                                          ------------------------------------
                                          Ann Lurie